FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated July 31, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 31, 2010	By:	/s/ Ranganath Athreya
			Name:	Ranganath Athreya

			Title:	General Manager - Joint Company Secretary & Head Compliance - Non Banking Subsidiaries

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 31, 2010

The following changes in the management structure of the ICICI Group were approved by the Boards of Directors of ICICI Bank Limited (NYSE: IBN) and ICICI Prudential Life Insurance Company (ICICI Life) at their Meetings held at Mumbai today:

●
Mr. Sandeep Bakhshi, Deputy Managing Director, ICICI Bank will assume responsibility as Managing Director & CEO of ICICI Life, subject to necessary approvals, in place of Mr. V. Vaidyanathan who is leaving the ICICI Group to pursue other opportunities. The Boards of Directors of ICICI Bank and ICICI Life have placed on record their appreciation of Mr. Vaidyanathan's contribution to the ICICI Group. In line with the Group's philosophy of stengthening the leadership and management across its businesses, the Board of Directors of ICICI Life has appointed Mr. Puneet Nanda and Mr. Madhivanan, presently Executive Vice Presidents, as Executive Directors on the Board of ICICI Life, subject to necessary approvals. The executive management structure at ICICI Life under the Managing Director & CEO will comprise Mr. Puneet Nanda, Mr. Madhivanan and Mr. Avijit Chatterjee, Chief Actuary.

●
Ms. Zarin Daruwala will assume responsibility for the Wholesale Banking Group at ICICI Bank. She will report to the Managing Director & CEO of ICICI Bank. The executive management structure at ICICI Bank under the Managing Director & CEO will comprise Mr. N. S. Kannan, Executive Director & CFO; Mr. K. Ramkumar, Executive Director responsible for Human Resources, Customer Service & Operations; Mr. Rajiv Sabharwal, Executive Director responsible for retail banking, inclusive & rural banking and SME & mid-corporate business; Mr. Pravir Vohra, Group Chief Technology Officer; Mr. Vijay Chandok, Group Executive - International Banking; and Ms. Zarin Daruwala, Group Executive - Wholesale Banking.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.